# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Namib Minerals, CIK 0002026514
CUSIP: G63638103
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 71 Fort Street, P.O. Box 500, Grand Cayman, Cayman Islands (E9), KY1-1106
Date of event which requires filing of this statement: 06/29/2026
Filed by CIK 0002067269
Persons authorized to receive notices and communications: Mzilikazi Godfrey Khumalo, Francois-Bellot 6, Geneva, Switzerland (V8), 1206, 44 7584 328460

## Reporting persons
- Mzilikazi Godfrey Khumalo (CIK 0002067269): type of reporting person: individual (IN); citizenship or place of organization: South Africa (T3); source of funds: other (OO); sole voting power 4,000,000; shared voting power 0; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (7.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Namib Minerals
Address of issuer's principal executive offices: 71 Fort Street, P.O. Box 500, Grand Cayman, Cayman Islands (E9), KY1-1106
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by Mzilikazi Godfrey Khumalo (the "Reporting Person") on June 11, 2025 (the "Original Schedule 13D"),with respect to the ordinary shares, par value $0.0001 per share (the "Ordinary Shares") of Namib Minerals (the "Issuer"). This Amendment is being filed to report (i) the sale of 4,886,996 Ordinary Shares by the Reporting Person in a series of broker assisted, open market transactions for average price of approximately $3.46 per share between August 2025 and February 2026; and (ii) the execution of a Share Loan Agreement, dated as of June 29, 2026, by and between the Reporting Person and Southern SelliBen Trust (the "Trust"), pursuant to which the Trust transferred 4,000,000 Ordinary Shares to the Reporting Person and the Reporting Person granted the Trust a security interest in and assigned to the Trust all of the Reporting Person's right and interest to any earnout shares that the Reporting Person may be entitled to receive from the Issuer.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by the Reporting Person
Residence or business address: The address of the Reporting Person is Francois-Bellot 6, 1206 Geneva, Switzerland.
Present principal occupation or employment: The principal occupation of the Reporting Person is investor and entrepreneur.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of South Africa.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person received the Ordinary Shares on June 5, 2025 as consideration in connection with the Business Combination (as defined below) involving the Issuer. Item 4 of this Statement provides a general overview of the Business Combination and summarizes the certain provisions of the Business Combination Agreement and Registration Rights Agreement (each as defined below) that pertain to the Ordinary Shares acquired by the Reporting Person and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: The responses to Items 1, 2, 4, 5 and 6 of this Amendment are incorporated into this Item 3 by reference in their entirety

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information relating to the beneficial ownership of Ordinary Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover page hereto is incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information relating to the beneficial ownership of Ordinary Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days except as disclosed in this Amendment, which information is incorporated by reference in this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A - Share Loan Agreement, dated June 29, 2026, by and between Mzilikazi Godfrey Khumalo and Southern SelliBen Trust

## Signatures
- Mzilikazi Godfrey Khumalo: /s/ Mzilikazi Godfrey Khumalo, Mzilikazi Godfrey Khumalo (08/24/2026)